Via Edgar

May 16, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year Ended December 31, 2012, Filed February 28, 2013
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated May 9, 2013, to Lloyd C. Blankfein, Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc., from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the above-referenced filing.

In order to gather the necessary information and to prepare our responses, we respectfully request an extension of time until June 7, 2013 to respond to the Staff’s comments.

Please feel free to call me (212-902-5675) if you have any questions or require further information.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	Lloyd C. Blankfein, Chairman and Chief Executive Officer
Harvey M. Schwartz, Chief Financial Officer
(The Goldman Sachs Group, Inc.)